NEWS RELEASE

Notice of Discontinuance of Civil Claim against 37 Capital Inc.

March 23, 2017 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTCQB: HHHEF). Further to the Company’s News Release dated February 6, 2017, the Company is pleased to report that an Assignment of Debt Agreement has been entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 has been assigned to JAMCO. The Company has acknowledged this assignment to JAMCO and has agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company has been discontinued.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com.

On Behalf of the Board,

37 Capital Inc.

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President, CEO & CFO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.